BART AND ASSOCIATES, LLC
Attorneys at Law

March 27, 2014

Via SEC Edgar Submission
Tiffany Posil
John Reynolds, Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

RE:	American Brewing Company, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 3, 2014
File No. 333-193725

Dear Mr. Reynolds:

I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments.  I have listed each of your comments below, in order, and have responded below each comment.

General

Comment 1:  We reissue comment 1 in our letter dated February 28, 2014. Please ensure your next amendment provides updated financial statements as required by Rule 8-08 of Regulation S-X and provide an updated accountants’ consent, if appropriate.

Answer to Comment 1:  The Company has provided updated financial statements and footnotes for the years ended December 31, 2013 and December 31, 2012 with its revised registration statement, as well as an updated accountant’s consent.  In addition, all applicable sections related to the financial statements have been updated accordingly.

Comment 2:  We note your response to comment 3 in our letter dated February 28, 2014, and we reissue the comment. Please revise the registration statement to include an explanatory note addressing the primary and secondary offerings and the extent to which they are different. In addition, since it appears that you do not intend to use alternate pages for sections of the prospectus that are specific to the offering (e.g., the use of proceeds section), please revise to specify which sections of the prospectus are specific to the primary or secondary offering.

Answer to Comment 2: The explanatory note has been added to the registration statement, addressing the primary and secondary offerings.  Also, the registration statement has been amended to explain the sections of the prospectus specific to the primary and secondary offerings.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

March 27, 2014

Comment 3:  We note your response to comment 5 in our letter dated February 28, 2014. Please revise to clarify that if the shares are quoted on the OTCBB, the price at which selling shareholders will sell their shares, whether the prevailing market price or a privately negotiated price, may be less than $0.50 per share.

Answer to Comment 3:  The revised disclosure has been amended to include language explaining the extent to which potential investors may be able to purchase shares for less than $0.50 per share.

The company officers and directors will continue to exercise significant control over our operations…page 17.

Comment 4: We note your response to comment 12 in our letter dated February 28, 2014. Please revise to clarify the percentage of combined voting power of the common and preferred stock held by members of management and the board of directors before and after the offering. Please also revise the beneficial ownership table to provide this information for each member of management and the board of directors. For example, assuming completion of the sale of all shares in the offering, it appears that Mr. Fallon and Ms. Anderson will hold 85.9% and 10.34% of the combined voting power of the common stock and preferred stock, respectively.

Answer to Comment 4:  The risk factor described in Comment 4, as well as the beneficial ownership table, have been revised to disclose the combined voting power of the Company’s management and directors, as it relates to the common and preferred shares.

Use of Proceeds, page 19

Comment 5:  We note your response to comment 14 in our letter dated February 28, 2014. Please revise to briefly clarify how the equipment referenced fits into your business expansion plan. In addition, please clarify how the remodel of the tasting room and the new brew house relate to your business expansion plan. Please also revise to briefly outline the proposed timeline for your business expansion plan. For example, your disclosure suggests that you intend to package your product in 12-ounce cans, 22-ounce bottles, 1/2 bbl kegs and 1/6 bbl kegs, but it is not clear when you expect to begin packaging and distributing your product in those forms. It is also not clear when you expect to complete the tasting room remodel or the brew house upgrade.

Answer to Comment 5:  The revised registration statement includes language describing the effect that each new piece of machinery has on the Company’s production ability and expansion, the importance of the new brew house and tasting room remodel, as well as the timelines for the brew house, tasting room, and new packaging sizes.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

March 27, 2014

Comment 6:  We note your response to comment 15 in our letter dated February 28, 2014. Please revise to clarify material changes relating to the “many advantageous effects” of the planned upgrade of the brew house from a 15-barrel brew house to a 30-barrel, steam-heated brew house.

Answer to Comment 6:  The effects of the 30bbl brew house, as they compare to the 15bbl brew house have been provided in the revised disclosure statement.

Description of Our Business, page 30

Distribution, page 32

Comment 7:  We note your response to comment 24 in our letter dated February 28, 2014 and the reference on page 32 to sales split “60% in barrel form and 40% packaged in bottle form.” Please revise to clarify the nature of the retail purchasers and the size of the bottles, which appears to be 22 ounces. Additionally, please clarify here and where appropriate the size of a barrel, whether it is industry jargon for a keg, and the extent to which you sell multiple sizes of barrels.

Answer to Comment 7: The revised disclosure contains language describing the nature of the barrel and retail bottle purchasers, as well as the size of the bottles.  The size of a barrel has also been disclosed where appropriate.

Management’s Discussion and Analysis or Plan of Operation, page 36

Liquidity and Capital Resources, page 40

Comment 8:  We note your response to comment 39 in our letter dated February 28, 2014 regarding media reports of a million-dollar expansion program. As requested, please tell us whether such an expansion project is underway and, if so, revise to address it, including the amounts that have already been spent and other amounts that you seek to spend in the future from identified sources.

Answer to Comment 8:  The expansion discussed in the Use of Proceeds and Liquidity sections is the same expansion project that is described in the media report.  The Liquidity and Capital Resources section has been revised to discuss the expansion, including the amounts that have already been spent and the amounts that are necessary to complete the expansion.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

March 27, 2014

Security Ownership of Certain Beneficial Owners and Management, page 43

Comment 9:  We note your response to comment 43 in our letter dated February 28, 2014. Please revise the tabular disclosure to clarify the combined voting power of each director and officer both before and after the offering. For example, assuming completion of the sale of all shares in the offering, it appears that Mr. Fallon and Ms. Anderson will hold 85.9% and 10.34% of the combined voting power of the common stock and preferred stock, respectively. In this regard, we note that the disclosure in footnotes 6 and 7 to the common stock table is confusing. For example, footnote 6 indicates that the tabular disclosure for Mr. Fallon includes his ownership of common and preferred stock. However, the tabular disclosure appears to only reflect his ownership of common stock. Please revise accordingly.

Answer to Comment 9:  The beneficial ownership table has been revised to list the combined voting power of the common and preferred stock held by the Company’s management and directors.

Respectfully submitted,

/s/ Ken Bart

Ken Bart
Bart and Associates, LLC
Attorney for American Brewing Company, Inc.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com